WESTPORT FUEL SYSTEMS
ANNUAL INFORMATION FORM
For the year ended December 31, 2018

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
V6P 6G2, Canada

T +1 604-718-2000
F +1 604-718-2001
www.wfsinc.com

Effective Date: March 19, 2019

Page Left Intentionally Blank

Corporate Structure

Corporate Structure
In this Annual Information Form ("AIF"), references to "Westport Fuel Systems","Westport", "the Company", "we", "us" and "our" refer to Westport Fuel Systems Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.
Westport Fuel Systems governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7.
Westport has the following material subsidiaries:

1.	Westport Power Inc., which is wholly-owned by Westport Fuel Systems and incorporated pursuant to the Business Corporations Act (British Columbia);

2.	MTM S.r.l., an Italian corporation, which is an indirect subsidiary of Westport Fuel Systems;

3.	Emer S.p.A, also an Italian corporation and indirect subsidiary of Westport Fuel Systems; and

4.	Prins Autogassystemen B.V., a Netherlands corporation and indirect subsidiary of Westport Fuel Systems.
Key Entities
A list of Westport Fuel Systems principal key entities and each of their jurisdictions of incorporation as of December 31, 2018 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

KEY ENTITIES
Name	Voting Securities	Jurisdiction of Incorporation
Westport Fuel Systems	100%	Canada
Westport Power Inc.	100%	Canada
Westport Luxembourg S.a.r.l.	100%	Luxembourg
Juniper Engines Italy S.r.l.	100%	Italy
Emer S.p.A.	100%	Italy
Valtek S.p.A.	100%	Italy
Minda Emer Technologies Limited	50%	India
Prins Autogas Holdings	100%	Netherlands
Prins Autogassystemen B.V.	100%	Netherlands
Westport Innovations (U.S.) Holdings Inc.	100%	U.S.A.
Westport Fuel Systems (U.S.) Inc.	100%	U.S.A.
Cummins Westport Inc.	50%	U.S.A.
Westport Dallas Inc.	100%	U.S.A.
Fuel Systems Solutions Inc.	100%	U.S.A.
MTM. S.r.l.	100%	Italy
TA Gas Technologies	100%	Argentina
Rohan BRC Gas	100%	India
Westport Innovations (Hong Kong) Limited	100%	Hong Kong
Weichai Westport Inc.	23.33%	China
Notes:

1.
The table shows the percentages of the votes attached to all voting securities, beneficially owned by us or over which control or direction is exercised by us, either directly or indirectly. Parent/subsidiary relationships are identified by indentations.

2.
Entities not shown represent less than 10% of our total consolidated revenues and total consolidated assets (although not all entities shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in aggregate as a single entity, represent less than 20% of our total consolidated revenues and total consolidated assets.

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Forward-Looking Information

Forward-Looking Information
Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements which are outlined in Schedule "B" : Forward Looking Information.
Currency
All dollar amounts set forth in this AIF are in U.S. dollars unless specifically stated otherwise.

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General Developments

General Developments
Company Overview
We are Driving Innovation to Power a Cleaner Tomorrow. And We Are Doing It Today.
Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established global brands enable the use of a range of alternative fuels which provide environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen. We supply our products and services through a network of distributors and original equipment manufacturers ("OEMs") and delayed OEM ("DOEM") programs and we have customers in more than 70 countries. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck, cryogenics, and hydrogen applications.
Westport Fuel Systems is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, our development of new technologies provides us a premier technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.
Market Overview
Today, there are more than 50 million LPG, LNG and CNG vehicles globally, which accounts for approximately 4% market share of the total vehicles in service. The market for alternative fuels has historically been driven by economic and energy security considerations. Concerns over oil supply availability, costs of oil production, price levels and price volatility have all contributed to the demand for cleaner, low-carbon technology solutions for the transport sector. The acceptance of LPG, CNG and LNG vehicles depends in large part on the price differential between natural gas and LPG, versus diesel fuel and gasoline. Despite oil price volatility LPG, CNG and LNG have generally been, and currently are, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale oil and shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products, and government excise and fuel tax policies.
Global trends in greenhouse gas ("GHG") emission reduction regulations and increasingly stringent urban air quality requirements are also driving the adoption of alternative fuel vehicles. The Paris Climate Agreement (the "PC Agreement") signaled a strong call to action with 195 countries committing to GHG emissions reductions over the next 15 years. The PC Agreement has the central aim to strengthen the global response to the threat of climate change by keeping a global average temperature rise this century to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to further limit the temperature increase to 1.5 degrees Celsius.[1]
In response to documented health concerns arising from urban air pollution and the role of transportation, many jurisdictions have introduced new regulations that place certain restrictions on the use of high emission vehicles (both gasoline and diesel) and offer preferred access for next-generation low-emission vehicles. Currently these regulations cover passenger and delivery vehicles and while blanket bans on diesel vehicles have not been imposed, there are regions implementing aggressive policies to restrict their use. As an example, the European Commission has proposed setting CO2 emission standards for heavy-duty vehicles in the European Union (“EU”). The proposed targets for average CO2 emissions from new heavy-duty vehicles, using 2019 as the baseline year, would be 15% lower in 2025 and 30% lower in 2030. This proposal is expected to be enacted into EU law in April 2019.
The degree to which we are able to realize the targets for the transport sector and diversify beyond oil will be a function of technology breakthroughs on both fuels and vehicles, political action, shifting demographics, and a range of new public policy considerations that will influence how people and freight are moved, and how and where we live. Achieving deep reductions in GHG emissions and fossil fuel consumption remains a challenge, but this challenge also presents an opportunity for leadership.
Virtually all individuals and companies use vehicles, fleets, and other modes of transportation to get work done. With our current market-ready product portfolio, brand value, and geographic reach in key markets, Westport Fuel Systems is currently delivering viable commercial and environmental solutions to the marketplace.

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General Developments | Strategy

Notes:
1. Paris Agreement, Article 2, 1(a), https://unfccc.int/files/meetings/paris_nov_2015/application/pdf/paris_agreement_english_.pdf.
Strategy
1) Offer a Range of Products for Diverse Applications and Markets
Westport Fuel Systems sells alternative fuel systems and components to more than 20 global OEMs and to aftermarket customers in more than 70 countries. Products designed by Westport Fuel Systems are sold through local distributors or directly to OEMs under 10 well-recognized and well-established brands. Our breadth of reach includes passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen markets.
We continue to pursue strategic technological investments which advance our products and capabilities to maintain our market leadership position. We have been able to optimize our industry-leading portfolio by offering full systems and conversions, in addition to stand-alone components. Our global footprint allows us to leverage capabilities to better serve customers through product localization and after-sales support. By partnering with OEMs, we can further leverage the manufacturing, distribution, sales, and aftermarket service capabilities driving economies of scale through our business system.
We direct our commercialization efforts in regions where market conditions provide an environment to foster greater LPG, CNG, LNG or RNG vehicle sales penetration. These regions generally have conditions that serve to promote the shift to alternative fuel for transportation, including but not limited to: i) a favourable LPG, CNG, LNG or RNG fuel price differential compared to petroleum-derived fuels; and ii) policies and regulations for either GHG mitigation, urban air quality, or energy security purposes that either mandate alternative fuels or promote their use.
2) Provide Market-Ready Solutions for Urgent Environmental Challenges
Transportation accounts for about 23% of global GHG emissions.[1] Compared to other primary energy use sectors, including industry and buildings, transportation is the most difficult to decarbonize because of the challenge of economically replacing the energy density of fossil fuels.
Our alternative fuel expertise has made us an attractive partner for customers needing market-ready, commercially-available solutions to meet increasingly stringent regulatory frameworks. The networks of aftermarket dealers and installers, taxi companies, personal transportation, transit and shuttle bus companies, conventional truck and tractor fleets, refuse collection trucks, delivery fleets, and other specialty vehicles in Europe, Asia, and North America are among the largest customers for our clean products.
Renewable natural gas ("RNG") or biomethane is transportation grade natural gas producted from non-geologic sources. Feedstocks for RNG include landfill gas, municipal solid waste, waste water treatment plants, or agricultural manure, or power-to-gas applications that avoid the land use challenges of other biofuels and supporting growth in the circular economy. In the case of these alternative natural gas feedstocks, substantial carbon intensity reductions can be achieved because turning these waste products into transportation fuel eliminates direct emissions of carbon dioxide (“CO2”) and methane that occur naturally and without any end-use benefit. One of the key attributes of natural gas vehicles is "fuel flexibility" meaning natural gas vehicles can operate with any blend of renewable and geologic gas from 0% to 100% RNG.
3) Maintain a Premier, Leading Technology Position
Westport Fuel Systems has both significant operational competency and a leading technology position related to alternative fuel systems and components for transportation applications, using LPG, CNG, LNG and RNG. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for unique innovative solutions and differentiated intellectual property that allows us to attract and partner with leading global engine OEMs in the transportation space.
Our global patent portfolio has been pivotal to our market-leading position and it continues to serve as a significant barrier to new entrants. In order to maintain our technology leadership, we explore product improvements and new product opportunities in each of the segments we serve to ensure that our portfolio evolves to meet market dynamics. We expect to expand our intellectual property portfolio as we file new patents to capture value generated by new technological advances. We also believe that our gaseous-fueled engine technologies, cryogenic fuel systems, and experience will allow us to exploit opportunities that may arise related to emerging low-carbon fuels such as synthetic gas and hydrogen.

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General Developments | Three Year History

Westport Fuel Systems has established several strategic partner relationships with key automotive, engine and truck OEMs, and fueling infrastructure providers. These relationships provide strategic value to Westport Fuel Systems by enhancing our global market access and distribution channels to better service our customers and end users.
Notes:

1.
Climate Change 2014: Mitigation of Climate Change. Contribution of Working Group III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change, https://www.ipcc.ch/site/assets/uploads/2018/02/ipcc_wg3_ar5_chapter8.pdf

Three Year History
Recent History of Announced Product News
2018
On September 26, 2018, Cummins Westport Inc. ("CWI") announced that an independent third-party study on the Cummins Westport ISX12N 400 hp natural gas engine has demonstrated that the engine meets or exceeds the Air Resources Board ("ARB") in California's optional Low NOx standard of 0.02 g/bhp-hr.
On August 28, 2018, the Company announced that it has entered into definitive development and supply agreements with Weichai Westport Inc. to develop, market and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0TM technology, based on one of Weichai Power Co., Ltd's heavy-duty engine platforms.
On March 8, 2018, the Company announced a critical technology advancement that allowed its natural gas high pressure direct injection (“HPDI”) system to support the efficiency improvements anticipated from higher peak cylinder pressure (“PCP”).
On January 4, 2018, CWI announced that it had received certifications from both the U.S. Environmental Protection Agency ("EPA") and ARB in California for its 2018 ISX12N natural gas engine.
On January 2, 2018, the Company announced it had entered into a development and supply agreement with Tata Motors Limited ("Tata Motors") for their 4 cylinder and 6 cylinder natural gas spark ignited commercial vehicle engine family to meet the Indian Government’s new BS-VI emission standards, scheduled to take effect in April of 2020.
2017
On December 22, 2017, the Company announced it signed a non-binding Memorandum of Understanding with Weichai Power Co., Ltd. to finalize the development, marketing, and commercialization of Westport high pressure direct injection (“Westport™ HPDI”) technology in China.
On December 13, 2017, CWI announced that it had received certifications from both the U.S. EPA and CARB for its 2018 L9N and B6.7N natural gas engines.
On October 31, 2017, the Company announced that BRC Gas Equipment ("BRC") was awarded a competitive tender bid by Algeria's National Company for Petroleum Products Marketing and Distribution to supply 40,000 LPG sequential injection systems to be delivered into the growing Algerian market in 2018.
On June 9, 2017, the Company announced that Suzuki Italia S.p.A. chose the BRC LPG system to expand its bi-fuel vehicle offering.
On June 5, 2017, the Company announced the publication of a new study by Natural & bio Gas Vehicle Association ("NGVA") Europe that quantified the GHG emission reduction benefits of natural gas for light duty and heavy duty transportation.
On May 1, 2017, CWI announced its model year 2018 dedicated natural gas engines for regional haul truck / tractor, vocational and transit, school bus, and refuse applications.
On April 12, 2017, Prins and BRC were awarded with the Inpro Innovation award at the International GasShow in Warsaw, Poland for their VSI Dual Injection technology and 'EMV' electronic LPG tank multivalve, respectively.

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General Developments | Three Year History

2016
On December 8, 2016, CWI announced that its ISB6.7 G, 6.7 litre midrange, factory built natural gas engine was fully available as a production engine for shuttle bus, medium duty truck, and vocational applications in North America.
On November 28, 2016, the Company announced that its Westport™ WiNG product line has received certification from the U.S. EPA for its Westport WiNG™ Power System on multiple 2017 model year Ford Motor Company ("Ford") products and streamlined the supply chain through a Ford-approved ship-thru process on the F-150, F-250/350 and transit vehicles, reducing transportation costs and simplifying the ordering process.
On October 13, 2016, CWI announced that orders were being processed and production of the ISL G ("ISL G") Near Zero ("NZ") NOx natural gas engine had commenced. The ISL G NZ is the first medium duty engine in North America to receive emission certification from both the U.S. EPA and CARB to meet the optional 0.02 g/bhp-hr. NZ NOx Emissions standards eight years in advance of the 2023 California NZ NOx schedule and contributing to California Clean Air initiatives.
On September 27, 2016, the Company announced the signing of a new multi-year agreement between a distributor of Westport Fuel Systems and Honda Turkey to supply LPG systems for the new Civic ECO model that would be launched in October 2016.
On August 23, 2016, the Company confirmed its next generation natural gas engines and vehicles, including Westport HPDI 2.0™ and Enhanced Spark Ignition technologies, comply with the announced U.S. EPA and the Department of Transportation's National Highway Traffic Safety Administration Phase 2 GHG emissions and fuel efficiency standards for medium- and heavy-duty vehicles.
On June 17, 2016, IMPCO Technologies, Inc., a released a new Heavy-Duty/Light Weight Rail Auxiliary Power Unit developed in collaboration with the railroad industry expert Canadian Environmental Technologies ("CET").
On May 18, 2016, the Company announced it had received certification from the CARB for the dedicated CNG Westport WiNG™ Power System used in the Ford Transit Cargo Van and Passenger Wagon, and the F-150 pickup truck for model year 2016.
Recent History of Announced Corporate Matters
2019
On February 4, 2019, the Company announced the resignation of Michael J. Willis as Chief Financial Officer. Jim MacCallum, Vice-President, Finance and Corporate Controller, was named Acting Chief Financial Officer.
On January 15, 2019, the Company announced the appointment of David M. Johnson as Chief Executive Officer and that Nancy S. Gougarty, Westport Fuel Systems' prior Chief Executive Officer, was retiring from the Company and stepped down from the Board.
2018
On May 31, 2018, the Company announced the appointment of Michael J. Willis as Chief Financial Officer ("CFO") effective June 11, 2018. Ashoka Achuthan, Westport Fuel Systems prior CFO, stepped down from his position.
On March 19, 2018, the Company announced the appointment of Michele Buchignani to the Company’s Board of Directors, effective March 16, 2018.
2017
On December 13, 2017, the Company announced that it signed a $20 million secured term loan agreement with Export Development Canada ("EDC") to support the commercial launch of the Westport HPDI 2.0™ program.
On December 1, 2017, CWI announced changes to its board of directors and management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc. and Westport Fuel Systems.
On July 28, 2017, the Company announced the exercise of the underwriters' option from its previously announced offering (the "Offering") to purchase an additional 2,425,000 Common Shares at the Offering price of $1.50 per share. With the exercise of the option, Westport Fuel Systems issued a total of 19,125,000 Common Shares under the Offering for gross proceeds of $28,687,500.

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General Developments | Three Year History

On July 16, 2017, the Company announced the closing of the Offering of 16,700,000 Common Shares at a price of US$1.50 per share, for gross proceeds of $25,050,000.
On July 14, 2017, the Company announced the pricing of its offering of Common Shares in the United States.
2016
On November 7, 2016 the Company announced that effective at the opening of trading on Thursday, November 10, 2016, shares of Westport Fuel Systems would commence trading on the Toronto Stock Exchange ("TSX") under the symbol "WPRT".
On September 26, 2016, the Company announced that Scott R. Mackie, President of Qualitor Inc.'s International Brakes Industries division, a leading diversified supplier of safety and wear parts for the automotive aftermarket, had been appointed to the Board of Westport Fuel Systems. In connection with this appointment, Dr. Dezso J. Horvath, one of Westport Fuel Systems directors, stepped down from the Board.
On July 22, 2016, the Company announced the appointment of Nancy S. Gougarty as CEO and that David R. Demers, Westport Fuel Systems prior CEO, had retired from the Company.
On April 20, 2016, the Company announced that it sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong Ltd. ("Westport HK"), to Cartesian Capital Group ("Cartesian") for an upfront payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. Westport had previously announced its plans to enter into an asset sale transaction with Cartesian and its affiliates in a press release dated January 11, 2016.
On January 11, 2016, the Company announced that it entered into an agreement with Cartesian ("the Cartesian Agreement") for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provided $17.5 million in non-dilutive capital with additional capital contingent on reaching key milestones and establishing new investment opportunities. The financing package included a contingent payment (derived substantially from future HPDI product sales), a convertible note, non-core asset sales, and incremental funding capacity to support future product development. As part of the Cartesian Agreement Peter Yu, Managing Partner and Founder of Cartesian, was appointed to Westport's Board.
Mergers, Acquisitions and Divestitures
Significant acquisitions and divestitures in the last three fiscal years are listed below.
2018
On July 25, 2018, the Company announced that it had completed the sale of its CNG compressor business to Snam S.p.A. ("Snam"), a leading European gas utility company, for total proceeds of 12.3 million Euro, net of a 500,000 Euro holdback to be released upon fulfillment of an independent audit process.
2017
On June 1, 2017, the Company announced the closing of the sale of assets related to its IMPCO Industrial business for a total of $17.5 million. Net proceeds to the Company at closing were approximately $15 million, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses.
On May 1, 2017, the Company announced the sale of the assets of its IMPCO Industrial APU business. Net proceeds to the Company at closing were approximately US$60 million, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses.
2016
On August 22, 2016, and through subsequent corrective disclosure, the Company announced that it entered into agreements to sell an interest in the WWI joint venture for gross proceeds of 48.2 million RMB (approximately $7.2 million) to Weichai and Guanya (Shanghai) Private Equity Partnership (Limited Partnership). Associated with the sale, Westport Fuel Systems would receive a dividend payment of 23.8 million RMB (approximately US$3.5 million) from the joint venture, generating total gross proceeds of 72.0 million RMB (approximately $10.7 million).

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General Developments | Mergers, Acquisitions and Divestitures

On August 1, 2016, the Company announced initial post-Merger actions targeted at consolidating operations and driving efficiencies while maintaining an ability to deliver OEM customer programs on schedule. Included in these efforts was the sale of non-core assets that unlock invested capital without disrupting delivery of OEM customer programs. Specifically, the Company completed the sale of its Michigan Tech Center assets located in Plymouth, Michigan for a total value of over $12 million. Of the total, $11.5 million was received in cash with the remaining amount received as in-kind strategic value including access to test cells, facility space, and other supporting equipment.
On June 1, 2016, the Company announced the completion of the Merger between Westport Innovations and Fuel Systems Solutions. Shareholders of both companies approved the Merger at separate special meetings of shareholders. Fuel Systems shareholders received 2.4755 Westport Common Shares for each share of Fuel Systems common stock owned. Westport filed a business acquisition report in respect of the Merger on August 12, 2016, which was revised by an amended business acquisition report filed on July 13, 2017.
On April 20, 2016, the Company sold a portion of its economic interest in Westport HK to Cartesian, a related party, for an upfront payment of $6.3 million plus a potential future payment based on Cartesian's return on investment.
On March 18, 2016, the Company announced that it held its Special Meeting of Shareholders in Vancouver, British Columbia and its shareholders had approved all resolutions presented in relation to the Merger.
On March 7, 2016, the Company announced that it signed an Amendment to the Agreement and Plan of Merger in relation to the Merger. The exchange ratio was amended to include a collar mechanism based on the NASDAQ volume weighted average price of the Company Common Shares.

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Business Overview

Business Overview
Westport Fuel Systems is the premier global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. We believe gaseous fuels such as natural gas, propane, RNG, and hydrogen provide the best near-term alternative to petroleum-derived fuels in many applications, offering compelling environmental, economic, and energy security benefits.
Our Brands
Alternative Fuel Capabilities
Broad Applications
Our products and services cover broad transportation market segments including passenger car, light-, medium- and heavy-duty truck, cryogenic and hydrogen applications. Through the Westport Fuel Systems family of brands and an extensive distribution network, we serve customers in more than 70 countries. We are well positioned to benefit from the transportation industry's shift towards alternative fuel sources.

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Business Overview | Operating Business Units

Operating Business Groups
Since January 2018, the Company has operated its business through three segments: Transportation, CWI Joint Venture and Corporate. The revenue for the two (2) most recent fiscal years and the principal focus of the segments is summarized below.

OPERATING BUSINESS GROUPS REVENUE
(Expressed in millions of dollars)	12/31/2018	12/31/2017
Transportation (consolidated)[1]	$270.3	$229.8
CWI (non-consolidated)	$319.4	$317.3
Prior to 2018, the Company operated its business through three segments: Automotive, Corporate and Technology Investments, and the CWI Joint Venture.
Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment were combined with the Automotive business segment and renamed Transportation.
Notes:

1.	The company has modified information from 2017 to exclude the revenue from the CNG Compressor business which has been recoded as discontinued operations with effect from the second quarter of 2018.
Transportation
The Westport Fuel Systems Transportation group designs, manufactures, tests, certifies, and sells alternative fuel (CNG, LNG, LPG and hydrogen) components and systems for the passenger car and light-, medium- and heavy-duty truck, cryogenics, and hydrogen applications. We have a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold through a local distributor/dealer network and conversion centers (Independent Aftermarket), directly to the Original Equipment Manufacturer (OEM), or through delayed OEM (DOEM) programs. Through these channels, we supply a large number of systems and components to global OEMs including Volkswagen, Tata Motors, GAZ Group ("GAZ'), FCA, General Motors, Ford, Maruti Suzuki, Honda, Hyundai, Scania, Kia, Mitsubishi, Nissan, Piaggio, Ssangyong and Weichai.
Our capabilities include the research and development of complete, in-house solutions for CNG, LPG, LNG and hydrogen fuel systems including engine management, applications, and certification. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize next generation gaseous fueled automotive OEM and aftermarket technologies.
Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits and high pressure hydrogen components. Our product portfolio also includes Westport HPDI 2.0™, a complete fully-OEM-integrated system that enables heavy-duty trucks to operate on natural gas.
PRODUCTS
Independent Aftermarket
The world market of LPG/CNG conversion kits is estimated to be in excess of 1 million units per year and Westport Fuel Systems is recognized as a leader, with roughly 30% market share. Our rich portfolio of independent aftermarket products, conversion kits and components allow for the conversion of vehicles after they have been sold to the end-user through an extensive network of dealers and installers.
Our diverse and complete product offerings sold under various recognized brands including BRC, Prins, Zavoli, OMVL, TA Gas Technology and Valtek and range from premium to value solutions, allowing us to support a broad spectrum of independent aftermarket business. Our primary markets include Italy, Russia, Turkey, Poland, Algeria, and Argentina.

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Business Overview | Operating Business Units

DOEM Vehicle Solutions
Westport Fuel Systems provides DOEM solutions to address local market needs when a global alternative fuel vehicle platform is not available. The DOEM model is an opportunity for OEMs and their channels to increase local market share in countries with relevant alternative fuel presence with a shorter time to market, higher flexibility in tracking market demand and the ability to offer an extension of an LPG/CNG model range without requiring typical OEM investments.
We offer a turnkey solution covering all process phases from development to prototype, calibration, validation, homologation, vehicles conversion and logistic services. Vehicle conversions are performed inside DOEM conversion centers (at 0km) directly operated by Westport Fuel Systems or in cooperation with local distributors or dealers.

•
The main BRC DOEM clients are Kia, Hyundai, Nissan, Mitsubishi, Suzuki, and Ssangyong. The conversion of the cars is completed in our Cherasco, Italy facility. BRC also provides this solution for Honda Turkey, and the conversion of the Honda Civic ECO is integrated inside the Honda Turkey factory.

•
The Sequent Plug & Drive system is one of the most successful LPG injection systems for port injection engines produced by BRC and sold to several other DOEM and OEM customers worldwide. BRC also provides SDI 2.0 and LDI systems, especially designed and developed for the latest direct injection engines.

•
As a leading developer and installer in Ford’s QVM North American program, the Westport brand has the largest line-up of Ford alternative fueled vehicles. Sold under the Westport WiNG™ Power System product brand, the bi-fuel and dedicated CNG and LPG systems are developed and engineered at our Dallas, Texas production facility. The WiNG System undergoes the same rigorous testing for safety and durability required for all Ford OEM products.

•
Prins Autogassystemen in the Netherlands is offering its bi-fuel VSI-2.0 LPG system to several customers through their distributors. Its Direct LiquiMax (“DLM”) system is sold to Ford in Poland and Hyundai in Germany. The Prins DLM system is a bi-fuel LPG system using liquefied LPG for direct injection motor engines achieving highest efficiency in terms of fuel use and lowest emission exhaust including CO2 and particles.

OEM
Westport Fuel Systems engineer, design, and build LPG and CNG components and systems including pressure regulators, injectors, electronic control units, valves, filters and complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits. Our OEM products are sold under the Emer and BRC brands. In addition, the BRC Electronic Division provides EMS electronic boards and complete EMS solutions to not only Westport Fuel Systems companies, but also external clients in the automotive, industrial, marine, and other sectors.
In the medium-duty segment, we serve clients such as YaMZ, Tata Motors and Mahindra. YaMZ is the powertrain division of GAZ in Russia and is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and Gaz vehicles. The YaMZ CNG 530 engine family includes a 4.4 liter 4-cylinder and a 6.6 liter 6 cylinder. Both engines are equipped with Westport Fuel Systems engine management, complete fuel systems and off engine high pressure components.
We have also recently expanded our alternative fuel product offering to develop and supply hydrogen fuel system components to our OEM partners. This is a fundamental milestone on the path to support the growing interest for fuel-cell powered vehicles. It is anticipated that our experience in this sector may allow Westport Fuel Systems to leverage our relationships with OEMs to offer light, medium and heavy duty 350 bar and develop 700 bar hydrogen technology and other hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems.
Westport HPDI 2.0™ is a complete fully-OEM-integrated system that enables heavy-duty trucks (with more than 400 horsepower engines) to operate primarily on natural gas. As the only natural gas technology that delivers performance and efficiency equivalent to that of current high-performance diesel-fueled engines while significantly reducing GHG emissions, Westport HPDI 2.0™ provides global OEMs a vertically integrated solution with attractive price, performance, and fuel economy. Developed and validated to rigorous OEM standards, Westport HPDI 2.0™ can be integrated into diesel engines of approximately 10 litres or higher displacement with minimal mechanical change.
For Westport HPDI 2.0™, we completely re-designed our cryogenic tank and pump products for reduced cost, improved quality and durability and minimum space claim on the vehicle compared to the original HPDI 1.0 system. Rigorous validation and durability testing has been carried out including bonfire, vibration, drop and rifle shot tests. The tank modules have passed shaker table testing that correlates to approximately 1,250,000 km of real world driving conditions.

11 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Business Overview | Operating Business Units

In 2017, we began commercial sales for Westport HPDI 2.0™ components to our OEM launch partner, a leading global vertically integrated heavy-duty truck manufacturer, who in 2018 launched commercial trucks incorporating Westport HPDI 2.0™ technology in Europe. Westport HPDI 2.0™ was initially rolled out in Europe in response to strong partner and customer demand and a rapidly expanding network of LNG stations.
In 2018, we signed development and purchase agreements with Weichai Westport Inc. ("WWI") to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0 technology, based on one of Weichai Power Co. Ltd.'s heavy-duty engine platforms. The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in the second half of 2019.
DEVELOPMENT AND PRODUCTION
Development and production activities for the Transportation group are located in Italy, Argentina, Canada, India, the Netherlands, and the United States. Most of our production is localized in many continents across the globe to assure a high level of service and local quality products. Certain plants and related processes are certified to ISO 9001 and ISO TS 16949. Certain facilities are also certified to ISO 14001 in accordance with OEM supply agreements.
Westport Fuel Systems research and development centers include high quality infrastructure and test laboratories for components (flow and pressure test benches, climatic, thermal, low temperature and shock chambers, shakers, salt spray test machines for components endurance), as well as several modern and innovative chassis and engine dynos to develop and test engines and vehicle emissions.
Europe
Production activities are carried out in several plants located in Italy which have automatic assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining and assembly of critical electronic components, and automatic testing capabilities. In the Netherlands, products are assembled and packaged in Eindhoven facilities which are NEN-EN-ISO-9001:2008 certified.
India
Minda Emer Technologies Limited, is a 50/50 joint venture between Minda Group and Emer Ltd., an affiliate of Westport Fuel Systems Inc., committed to jointly marketing and/or producing certain LPG and CNG alternative fuel systems and products in India, Bhutan, Sri Lanka and Nepal.
Rohan BRC has been operating in the growing CNG Indian market for several years, offering a localized supply of CNG pressure regulators, injectors, engine control units and solenoid valves, as well as a DOEM CNG conversion program, making it a flexible and appreciated partner for the major customers of one of world's leading alternative fuel markets.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 12

Business Overview | Operating Business Units

North America
Westport Fuel Systems performs the conversion of Ford alternative fueled vehicles with bi-fuel and dedicated (mono-fuel) CNG and LPG systems at our Dallas, Texas facility. In Kitchener, Ontario, we produce light, medium and heavy duty 350 bar and develop 700 bar hydrogen technology and other hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems. In Calgary, Alberta we design, develop and manufacture electronic control modules and engine management software for spark ignited natural gas engines.
The development center for HPDI 2.0™ is located in Canada with production performed in Italy alongside key partners across Europe and the United States. To ensure capacity, high level of service and quality, and intellectual property protection, we have invested capital into our facilities and our partner’s facilities. Our partners are certified in accordance with automotive OEM standards such as ISO 9001 and ISO TS 16949. Certain facilities are also certified to ISO 14001, in accordance with OEM supply agreements, to meet specific customer and automotive requirements and enable us to supply to the market for future OEMs.
All manufacturing planning activities and current customer management for Westport HPDI 2.0™ are coordinated from the Netherlands, allowing rapid response to customer demand including a 24-hour support system with the research and development center in Canada. Our Emer facility located in Italy, which supports numerous light- and medium-duty OEM customers, also assembles LNG tanks on a build to order system to serve Westport HPDI 2.0™ customer requirements, as well as future needs for tanks and cryogenic system needs.
South America
In Buenos Aires, CNG reducers, valves and injectors branded TA Gas Technology are manufactured and distributed in Argentina, Brazil, Perù, Colombia, Bolivia and Mexico.
PRODUCTS UNDER DEVELOPMENT
High Efficiency Spark Ignited ("HESI") Natural Gas System
Westport Fuel Systems' proprietary HESI technology is designed to provide vehicle and engine OEMs with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport's new combustion system and components have undergone performance and durability testing to offer ready integration into OEM applications globally.
Higher Pressure HPDI System
Westport Fuel Systems has undertaken research and development in technology advancements to allow natural gas HPDI systems to take advantage of the efficiency and performance improvements anticipated from higher peak cylinder pressure expected to be introduced into next generations of diesel engine platforms.
Conformable CNG Storage
Large CNG cylinders can be a barrier to natural gas vehicle adoption when on-board space is at a premium and range requirements are high. Westport’s conformable CNG tank combats this by providing a shapeable CNG fuel storage solution that uses conventional composite materials to produce a space-efficient, tough, lightweight and low-cost storage solution for CNG vehicles. We are currently working with an OEM and a manufacturing partner to develop the concept for a light-duty truck platform.
Cryogenic Pump
For applications such as mining, rail, marine, and oil & gas, current cryogenic pump options available in the market today are bulky, expensive, unreliable and do not provide instant fueling on startup. Our high-horsepower P200 cryogenic pump has been developed to overcome these problems and has met the required validation for structural and durability factors equivalent to over 10,000 hours of operation.

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Business Overview | Operating Business Units

CWI Joint Venture
CWI, our 50/50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles, such as short-haul port drayage trucks, concrete mixers and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty commercial vehicle market. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.
CWI is a Delaware corporation owned 50% by WPI, a wholly-owned subsidiary of Westport, and 50% by Cummins. The board of directors of CWI is comprised of three (3) representatives from each of Westport and Cummins. On February 19, 2012, Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement ("Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.
The purpose of the CWI joint venture is to engage in the business of selling, marketing and developing SI natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.
PRODUCTS
Through December 31, 2017, CWI had four engines in commercial production for the North American market: the ISX12 G, ISL G NZ, ISL G, and the ISB6.7 G. In May 2017, CWI announced its model year 2018 dedicated natural gas engines for regional haul truck/tractor, vocational and transit, school bus, and refuse applications: the ISX12N, L9N, and B6.7N. This new lineup replaced the ISL G, ISL G NZ, ISX12 G, and ISB6.7 G engines in North America. The change in names follows the Cummins tradition of using B, L, and X series letters, followed by engine displacement. The letter "N" denotes engines that are fueled by natural gas.
The ISX12N, L9N, and B6.7N engines started production in January and February of 2018. These engines are certified to the U.S. EPA and the California ARB optional low NOx standards and meet the 2017 EPA GHG emission requirements.
In addition to low emissions, the 2018 engines feature a new Engine Control Module with improved durability, On-Board Diagnostic capability, an enhanced maintenance-free Three-Way Catalyst, and a Closed Crankcase Ventilation system.
ISX12N
The ISX12N meets California ARB optional Low NOx standard of 0.02 g/bhp-hr, a 90% reduction from engines operating at the current EPA NOx limit of 0.2 g/bhp-hr. Based on the ISX12 G, first introduced in 2013, the ISX12N natural gas engine is available with ratings from 320 to 400 hp and up to 1,450 lb-ft. of peak torque. The ISX12N is designed for line haul, regional haul, refuse, and vocational trucks, as well as motorcoach and commuter buses.
L9N
The L9N is certified to California ARB optional low NOx standard of 0.02 g/bhp-hr, a 90% reduction from engines operating at the current EPA NOx limit of 0.2 g/bhp-hr. The L9N offers ratings from 250 to 320 hp and up to 1,000 lb-ft of peak torque, making it ideal for transit, shuttle and school bus, as well as medium-duty truck and refuse applications.
B6.7N
The B6.7N is certified to California ARB optional low NOx standard of 0.1 g/bhp-hr - a 50% reduction from engines operating at the current EPA NOx limit of 0.2 g/bhp-hr. Available with ratings from 200 to 240 hp and up to 560 lb-ft of peak torque, the B6.7N is targeted at school bus, shuttle, and medium-duty truck applications.
CWI 2018 International Products
CWI also has a number of engines available outside of North America meeting the emissions regulations of the markets they are sold in including the L9N, ISL G, ISC8.3 G, C Gas Plus and B Gas Plus.

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Business Overview | Operating Business Units

DEVELOPMENT AND PRODUCTION
CWI engines are manufactured in Cummins' North American engine plants in Rocky Mount, North Carolina, and Jamestown, New York, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. Engines are sold to truck and bus OEM for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder or at a fuel system integrator.
Corporate
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as expenses relating to the protection of the Company's intellectual property; in particular, the costs associated with patenting our innovations and maintaining our patent and trademark portfolios.
Operations
OFFICE AND FACILITY LOCATIONS
The number of cities where our development, manufacturing and commercial offices and facilities are located are collectively as follows:

OPERATIONS LOCATIONS
Geographic Region	Locations
North America	4
Europe	6
Asia	2
South America	1
RAW MATERIALS AND INPUTS
Westport Fuel Systems organizes operational planning into different models to adapt to our diverse customer base and expectations. We operate as a virtual factory in which we optimize our inventories based on customer deliveries, or in a traditional manufacturing planning technique that directly undertakes operational procurement activities. Our procurement is divided into three general categories depending on the type of goods: raw materials, commercial off-the-shelf parts, and custom made-to-order parts. Raw material parts are typically sourced from large-scale trading partners and are purchased at the fair market value when benefit can be gained. When practical, the Company will sign long-term agreements on commodity pricing to access lower market prices. Commercial off-the-shelf parts are typically sourced in local regions and can be shared across the organization to ensure a consistent supply where it is needed and to leverage our purchasing power. Custom made-to-order parts are sourced from strategic suppliers, or jointly developed with partners, to ensure the best combination of price, quality and delivery. Our supply base is subject to our general terms and conditions or unique long term supply agreements and is subject to review against key performance indicators to ensure we are getting optimal performance and value.

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Business Overview | Discontinued Operations

Discontinued Operations
CNG Compressor Business
On July 25, 2018, the Company closed the sale of its CNG compressor business to Snam S.p.A., a leading European gas utility company, for gross proceeds of $14.7 million (€12.3 million), inclusive of a holdback that was released upon the fulfillment of an independent audit process that was completed during the same quarter. Effective Q2 2018, the CNG compressor business was no longer considered an operating segment and was reclassified to discontinued operations. The divestiture was consistent with Westport Fuel Systems' strategy to streamline its business and product lines and focus on alternative fuel solutions for the transportation industry.
Industrial Business Segments
On May 1, 2017, the Company completed the sale of the auxiliary power unit ("APU") business and on June 1, 2017, the Company completed the sale of assets from its IMPCO business. Effective Q1 2017, the Industrial Business Segment was no longer considered an operating segment and was reclassified to discontinued operations. The divestiture was consistent with Westport Fuel Systems' strategy to streamline its business and product lines and focus on alternative fuel solutions for the transportation industry. Fuel system components and systems primarily sold under the IMPCO Industrial, Westport and GFI brands that were not included in the divesture were transitioned to the Automotive, now Transportation, business segment.
Intellectual Property
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and prosecution of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets.
As of December 31, 2018, we had filed over 1,360 patent applications worldwide relating to almost 300 inventions, and we held more than 525 issued patents worldwide, including more than 125 issued U.S. patents. We also have more than 215 patent applications pending in the U.S. and other countries and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patent applications in all of the major industrial countries that are of interest to us. These issued patents and pending patent applications cover various aspects of our technology.
We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments. Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies.
Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

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Business Overview | Competitive Conditions

Competitive Conditions
Westport Fuel Systems is a leader in high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are one of the few companies that is focused on the development and commercialization of these technologies. The Company primarily competes directly with companies offering alternative fuel combustion technologies, fuel delivery systems, components, electronics, and related systems using gaseous fuels. The Company also competes, as well as collaborates, with other alternative powered vehicle technologies such as those powered by electric or hybrid-electric, hydrogen fuel cell or other propulsion technologies.
Indirectly, the Company competes with conventional manufacturers and developers of combustion technologies, fuel delivery systems, components, and electronics for vehicles fueled by diesel or gasoline. Industry participants compete on innovation, product performance, customer support, price, and other factors. Increasing interest in the alternative-fuels marketplace has increased the number of new entrants; however, lower oil price levels in recent years and changing macroeconomic factors have also reduced the number of competitors, particularly reducing the number of smaller firms that do not have the economies of scale to stay competitive. The Company has leading market share positions in many of its markets and application segments globally or in certain countries, including its alternative fuel systems and components, light-duty DOEM products, and heavy-duty applications.
Specifically, Westport Fuel Systems products and its related technologies compete with:

•
Manufacturers of on-engine and off-engine components and systems that use alternative fuels such as LPG, CNG, LNG, and hydrogen. These companies may produce only a small sub-set of components, or manufacture or assemble complete systems. They may also manufacture or assemble conversion kits that are used to convert vehicles fueled by diesel or gasoline to an alternative fuel. In the future, the Company may also compete with traditional automotive component suppliers. The Company also competes with motor vehicle OEMs that develop fuel systems internally.

•
Conversion specialists that convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles as part of a vehicle production OEM process, a DOEM process, or by installing components and conversion kits on vehicles in the aftermarket that were originally fueled by diesel or gasoline.

•
Conventional established technologies using spark-ignited or direct injection combustion technologies and related systems and components, such as engines powered by diesel fuel and gasoline. These incumbent technologies, from a fairly large number of global manufacturers, hold a very large market share in our target applications.

•
Alternative-fuel engines and related technologies using broadly the same technical approaches as Westport Fuel Systems products, such as high pressure direct injection combustion technology, spark-ignited natural gas and dual-fuel engines, LNG tanks, and new and aftermarket fuel system components. These Westport Fuel Systems products compete head-to-head with conceptually-similar products from other companies.

In addition, electric vehicles are emerging in some markets and applications, particularly in urban applications where driving range requirements are limited. Currently, the primary applications for electric vehicles are passenger cars, transit buses and urban delivery vehicles. Electric vehicles have represented a very small share of global vehicle sales to date.
Electric vehicles are primarily offered with pure battery electric powertrains (“BEVs’) or with hybrid powertrains that combine an internal combustion engine with a battery and electric motor (“PHEVs”). PHEVs represent a continuing opportunity for Westport Fuel Systems as their internal combustion engines can benefit from the emissions and operating cost reductions available from the use of gaseous fuels.
Westport Fuel Systems products will compete with BEV offerings in many markets and market segments. While the zero tailpipe emissions from BEVs are attractive to many customers, BEVs today have, in general, higher initial purchase costs, limited range and reduced capability in hot or cold weather. Electricity in many geographies continues to be generated using a significant portion of coal so the overall emissions related to the operation of the vehicle are not zero. The production of current technology lithium-ion battery cells can generate significant CO2 emissions that are not included in the vehicle emissions calculations in most jurisdictions, and they also incorporate materials such as cobalt that are available from limited sources that can have dubious environmental and labor standards. The current cost, weight and power density of battery technology does not suit all vehicle applications. Batteries are slow to charge unless expensive fast-charging equipment is used, and fast charging infrastructure is relatively sparse in most markets. In many markets, local electrical supply is not completely stable and power outages would result in immobilization of BEVs unless electricity back-up systems are installed.
Westport Fuel Systems believes that it is impossible to predict how quickly BEVs will gain market share from internal combustion powered vehicles in all markets and segments. In some market segments, where there are lower vehicle range requirements and electricity is inexpensive and readily available, BEVs may gain share relatively quickly. In others, where longer vehicle range is required or electricity is expensive or

17 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Business Overview | Competitive Conditions

not readily available, BEVs may not become practical or economically viable. Westport Fuel Systems also believes that our products and systems are technically and economically viable today and provide OEMs and end customers with excellent alternatives that provide low emissions and attractive operating cost savings. In addition, natural gas is available from renewable sources that provide up to a 100% reduction in net CO2 emissions from a vehicle, providing lower overall CO2 emissions than BEVs powered by electricity generated from coal and possibly a long term competitive advantage for our products.
Human Resources and Related Policies
Westport Fuel Systems employs a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our product and technology portfolios, and retain consultants and contract workers with specific expertise when appropriate. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a Code of Conduct certification as part of the employee's terms of employment.
As at December 31, 2018 our headcount worldwide was 1,249 employees. Our employee base consists of a mix of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, and fuel storage and delivery systems, including cryogenics. Our employees are not represented by a labour union, except in Italy, Sweden, and Argentina.
We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct which applies to everyone in Westport Fuel Systems, including directors, officers, employees, contractors, agents and consultants who act on behalf of Westport Fuel Systems in any business dealings. The Code of Conduct is reviewed and signed annually by all directors, officers and employees. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The Whistleblower Policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.
Social and Environmental Policies
Westport Fuel Systems is committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. The following Environmental Policy Statement outlines our operational standards:

•	Westport Fuel Systems will work to ensure that its operations comply with all applicable environmental legislation, industry codes, and standards;

•
Westport Fuel Systems will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources, and the implementation of pollution mitigating practices;

•
Westport Fuel Systems will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

•	Westport Fuel Systems determines, evaluates, and strives to mitigate the environmental impacts of our existing operations;

•	Westport Fuel Systems will set internally established standards to utilize energy and other resources efficiently in its operations;

•
Westport Fuel Systems will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

•	Westport Fuel Systems will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 18

Business Overview | Social and Environmental Policies

•
Westport Fuel Systems will endeavor to train its employees on their individual responsibility to protect the environment, to adhere to this Environmental Policy Statement, and to cooperate with Westport Fuel Systems efforts in this regard. On-site contractors and others acting on behalf of Westport Fuel Systems are expected to abide by the same environmental code of conduct;

•
Westport Fuel Systems will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy. We will strive to communicate the appropriate information to our stakeholders including our Board, employees, shareholders, governmental agencies and the general public; and

•
Westport Fuel Systems will strive to continuously improve our environmental management system and measure the environmental impacts of our operations. Westport Fuel Systems will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance. Westport Fuel Systems will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website. A global sustainability report covering key environmental metrics for all of our worldwide locations will be published in April 2019.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, assess our environmental footprint and set targets for improvement.
Dividend Policy
To date, we have not paid out any dividends on our Common Shares. The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our creditors.
Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2018, our issued share capital consisted of 133,380,899 Common Shares and no Preferred Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.
As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends. Under our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our creditors.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights

19 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Market for Securities

attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares as well as Westport Fuel Systems outstanding performance share units ("PSUs"), and restricted share units ("RSUs") as at December 31, 2018.

OUTSTANDING COMMON SHARES, PSUs, & RSUs
Share Units
Shares Outstanding	133,380,899
PSUs
Outstanding	450,000
Exercisable	450,000
RSUs
Outstanding	2,217,403
Exercisable	1,626,684

Market for Securities
The outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol "WPRT". The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

TSX (WPRT) in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2018	5.44	3.48	3.56	2,216,000
February 2018	4.12	3.35	3.42	1,587,700
March 2018	4.00	2.72	2.85	1,728,840
April 2018	3.18	2.71	2.99	2,410,690
May 2018	3.98	2.97	3.43	2,038,010
June 2018	3.64	3.17	3.32	916,350
July 2018	3.58	3.18	3.32	658,060
August 2018	4.87	3.04	4.79	1,650,280
September 2018	4.86	3.81	3.84	1,097,790
October 2018	4.16	2.88	3.10	977,420
November 2018	3.72	2.63	2.80	1,210,100
December 2018	2.85	1.68	1.81	1,083,410
January 2019	2.42	1.82	2.00	976,640
February 2019	2.09	1.55	1.79	1,267,740
March 1–18, 2019	2.09	1.63	2.01	696,620
The outstanding Common Shares are also listed and posted for trading on the NASDAQ Global Select Market under the trading symbol "WPRT". The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ Global Select Market for the periods indicated:

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 20

Market for Securities

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2018	4.33	2.83	2.85	18,904,600
February 2018	3.30	2.61	2.67	14,563,300
March 2018	3.09	2.10	2.19	15,271,958
April 2018	2.49	2.11	2.35	11,687,410
May 2018	3.11	2.30	2.63	17,316,909
June 2018	2.77	2.43	2.53	11,047,575
July 2018	2.74	2.45	2.56	5,797,407
August 2018	3.77	2.32	3.64	17,944,672
September 2018	3.69	2.92	3.00	13,930,011
October 2018	3.25	2.19	2.35	12,510,533
November 2018	2.83	1.97	2.10	9,566,483
December 2018	2.17	1.27	1.33	16,297,635
January 2019	1.83	1.33	1.52	11,042,755
February 2019	1.60	1.17	1.35	19,271,661
March 1–18, 2019	1.57	1.21	1.49	6,774,890
In the twelve-month period ended December 31, 2018, Westport Fuel Systems granted the following restricted RSUs pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.

WESTPORT FUEL SYSTEMS OMNIBUS PLAN in units and Canadian Dollars
Date	Number of Securities Granted (RSUs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
March 23,2018	126,122	$3.69
May 18, 2018	336,791	$3.49
August 13, 2018	12,023	$3.44
October 3, 2018	214,000	$3.88
November 12, 2018	320,294	$3.21
Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2018, other than RSUs. Additional information with respect to the issuance of securities under Westport Fuel Systems equity compensation plans during the most recently completed financial year will be contained in Westport Fuels Systems Management Information Circular in respect of its 2019 Annual Meeting of Shareholders to be held on May 6, 2019, which will be made available on SEDAR at www.sedar.com.

21 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Directors and Executive Officers

Directors and Executive Officers
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced.
The following tables set forth the names and municipalities of residence of all of the current members of our Board and executive officers, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of March 19, 2019.
Director Biographies

Brenda J. Eprile	CHAIR
Citizenship: Canada

Brenda J. Eprile (64) was appointed as Chair of Westport Fuel Systems' Board of Directors in February of 2017. Ms. Eprile joined the Board of Directors in October 2013. From 2000 to 2012, Ms Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and holds the ICD.D designation. She has a MBA from Schulich School of Business, York University. She is the former chair of the board of Home Capital Group, a TSX listed company and led the board through a severe liquidity crisis in April 2017. She was recently appointed to the board of Olympia Trust Company, a Canadian-based financial institution.

Resides in: Toronto, ON, Canada
Director since: October 2013
Common Shares: 82,000
Share Units: 97,242
Principal Occupation for Last 5 years: Corporate Director. Committee Membership: Audit Committee, Human Resources and Compensation Committee

Michele J. Buchignani	DIRECTOR
Citizenship: Canada

Michele J. Buchignani (55) was appointed a member of the Westport Fuel Systems Board in March of 2018. Ms. Buchignani brings experience as a strategic business leader with extensive senior level experience in law, finance, private equity, strategy, governance and compensation. Ms. Buchignani is currently Chief Executive Officer of McLean Drive Consulting Ltd., a consulting firm to private equity owned and growth companies and also serves as Managing Partner of McLane Drive Holdings LP., a U.S. real estate holding company. Ms. Buchignani also sits on the board of directors of Copper Mountain Mining Corporation, a TSX listed company.
 Previously, Ms. Buchignani held executive positions including as a Director with Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan in Toronto from 2005 to 2009; Managing Director and Head of the Private Equity Funds Group at CIBC Capital Partners in Toronto and New York from 1999 to 2003; and Managing Director and Canadian General Counsel for CIBC World Markets from 1996 to 1999. From 1989 to 1996, she practiced corporate law in Toronto and London at Stikeman Elliott and was elected as a partner in 1995. Ms. Buchignani holds the ICD.D designation from the Institute of Corporate Directors. She serves in board and advisory positions with several corporate and not-for-profit organizations including CAI Capital Partners V L.P. (formerly Firethorn Capital Partners, L.P.), White House Design Company Inc., and The Fraser Institute. Ms. Buchignani holds a Bachelor of Arts degree with Honours in English from the University of British Columbia and a JD from the University of Toronto. She also completed the Stanford Executive Program at the Graduate School of Business at Stanford University.

Resides in: Vancouver, BC, Canada
Director since: March 2018
Common Shares: -
Share Units: 23,897

Principal Occupation for Last 5 years:

Chief Executive Officer of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012 and Corporate Director.

Committee Membership:

Audit Committee, Human Resources and Compensation Committee.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 22

Directors and Executive Officers | Directors Biographies

Daniel M. Hancock	DIRECTOR
Citizenship: U.S.

Daniel M. Hancock (68) was appointed to the Board in July 2017, having previously joined the Company's Advisory Board in March of 2017. Mr. Hancock is currently President of DMH Strategic Consulting LLC and also serves on the board of directors of Cryoport Systems, Inc., a U.S. headquartered company listed on the NASDAQ. Mr. Hancock retired from General Motors ("GM") in 2011, after 43 years of service in GM's powertrain engineering and general management functions. His last position with GM was Vice President, Global Strategic Product Alliances. During this period he served as Chairman of GM's DMAX and VM Motori diesel engine joint ventures with Isuzu and Fiat, respectively. Mr. Hancock's previous appointments at GM included: Vice President, Global Powertrain Engineering; CEO, Fiat-GM Powertrain; and President, Allison Transmission Division. He now serves in board and advisory positions with several organizations focusing on new powertrain technologies and STEM (Science, Technology, Engineering, and Mathematics) education. He was President of SAE International in 2014 and is a member of the National Academy of Engineering. He received a master's degree in mechanical engineering from Massachusetts Institute of Technology and a bachelor's degree also in mechanical engineering from General Motors Institute (now Kettering University), Michigan.

Resides in: Indianapolis, IN, U.S.A.
Director since: July 2017
Common Shares: -
Share Units: 47,194

Principal Occupation for Last 5 years:

President of DMH Strategic Consulting since 2011.

Committee Membership:

Human Resources and Compensation Committee (Chair), Nominating and Corporate Governance Committee.

Anthony (Tony) Harris	DIRECTOR
Citizenship: U.S.

Anthony ("Tony") Harris (65), was appointed to the Board in June of 2016. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company ("CSECO"), a manufacturer of contraband, explosives, and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as Vice President of Marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as Vice President of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and President of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a Bachelor of Science in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board.

Resides in: Alameda, CA, U.S.A.
Director since: June 2016
Common Shares: 30,190
Share Units: 44,209

Principal Occupation for Last 5 years:

President and CEO of Campbell/Harris Security Equipment Company since 2006.

Committee Membership:

Audit Committee, Nominating and Corporate Governance Committee (Chair).

23 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Directors and Executive Officers | Directors Biographies

David M. Johnson	DIRECTOR
Citizenship: U.S.

David M. Johnson (52), was appointed Chief Executive Officer in January 2019 and is a member of the Westport Fuel Systems Board of Directors. Mr. Johnson is an industry veteran with more than 25 years of experience leading engine and vehicle development for automotive and commercial vehicle industries around the world. Prior to his appointment, Mr. Johnson served for ten years as President and Chief Executive Officer of Achates Power Inc. leading technical, commercial and corporate development to establish the organization as a leading developer of opposed-piston engines. Mr. Johnson’s distinguished career began in 1990 with Ford Motor Company in Truck Powertrain Planning. He subsequently held a variety of roles in engineering, product planning, program management, and strategic development with increasing responsibility. Since then Mr. Johnson has served in a variety of roles with leading automotive companies including senior roles at Navistar and General Motors. Mr. Johnson combines deep technical expertise with a decades-long career in international markets. He earned a Master of Business Administration and a Bachelor of Science in Mechanical Engineering from Cornell University.

Resides in: Scottsdale, AZ, U.S.A.
Director since: January 2019
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: Chief Executive Officer of Westport Fuel Systems since January of 2019; Chief Executive Officer for Achates Power Inc. from 2008 to 2018.

Colin S. Johnston	DIRECTOR
Citizenship: UK

Colin S. Johnston (64), was appointed director in June of 2016. He currently serves as Chairman of the Audit Committee and as a member of the Human Resources and Compensation Committee. Mr. Johnston served as a director of Fuel Systems Solutions Inc. from May 2014 to May 2016. Since 2013, Mr. Johnston has also been chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as a partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK chartered accountant, and a registered statutory auditor in Italy.

Resides in: Turin, Italy
Director since: June 2016
Common Shares: 102,648
Share Units: 44,209

Principal Occupation for Last 5 years:

Self-employed consultant, statutory auditor and non-executive director. Retired from Deloitte & Touche Italy in 2012.

Committee Membership:

Audit Committee (Chair), Human Resources and Compensation Committee.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 24

Directors and Executive Officers | Directors Biographies

Scott Mackie	DIRECTOR
Citizenship: Canada

Scott Mackie (57) was appointed to Westport Fuel Systems Board of Directors in September 2016. Mr. Mackie is Vice President of Global Business and Product Development of Shaw Development LLC, and privately-held manufacturer of fluid systems for diesel vehicles and power units. Prior to joining Shaw Development LLC, Mr. Mackie served as Member and Principal of SRM Solutions, LLC, a consulting practice focused on acquisition support and strategic planning. Mr. Mackie previously was President of Qualitor Inc.'s International Brakes Industries division-a leading diversified supplier of safety and wear parts for the automotive aftermarket. Prior to International Brake, Mr. Mackie served as Vice President of Business Development and Mergers and Acquisitions for Navistar Inc. Prior to that, he was President and CEO of Weld Racing, a global leader in forged aluminum racing and street performance wheels. In addition, during a 30-year career with General Motors, Mr. Mackie held a number of senior executive leadership roles in North America and Europe including six years as general manager of ACDeIco's global operations. Mr. Mackie holds a Bachelor of Science in Mechanical Engineering from General Motors Institute (Kettering) and a Master of Business Administration from The University of Chicago.

Resides in: Milford, MI, U.S.A.
Director since: September 2016
Common Shares: 16,366
Share Units: 64,522

Principal Occupation for Last 5 years:

Vice President, Global Business and Product Development of Shaw Development LLC from March 2018 to present; Member and Principle, SRM Solutions, LLC since 2013; President of Qualitor Inc. from April 2016 to March 2017; Vice President of Business Development and Mergers and Acquisitions for Navistar Inc. from January 2015 to  March 2016; Consultant to Navistar Inc. from October 2013 to December 2014; President of Weld Racing LLC from September 2010 to September 2013.

Committee Membership:

Audit Committee, Nominating and Corporate Governance Committee.

Wade Nesmith	DIRECTOR
Citizenship: Canada

Wade Nesmith (67) joined the Board of Directors in June 2017. Mr. Nesmith is currently a partner in Creation Partners LLP and acts as [chief executive officer, chief financial officer and] as a director of Creation Capital Corp., a TSXV listed company since October 2018. Mr. Nesmith founded Primero Mining Corp. in 2007 acted as its Chairman until its sale in May 2018. In addition, he served as a director of Silver Wheaton Corp. from 2004 to 2016. Mr. Nesmith joined Westport Innovations (now Westport Fuel Systems) as a founding director in 1996 and served as director to 2000 while also holding various positions with the company until 2003, including President, Western Europe and VP of Strategic Development. He was responsible for capital markets as well as all operations in Europe including OEM relationships. From 2004 to 2010, Mr. Nesmith was an associate counsel at Lang Michener LLP (now McMillan LLP), where he had also previously been counsel and partner. Mr. Nesmith has also been a director of Polymer Group, Inc., Broadpoint Securities and Oxford Automotive. He served as the Superintendent of Brokers for the Province of British Columbia from 1989 to 1992, and obtained his Bachelor of Law degree from York University’s Osgoode Hall Law School in 1977.

Resides in: Vancouver, BC, Canada
Director since: June 2017
Common Shares: 1,450
Share Units: 64,522

Principal Occupation for Last 5 years:

Partner, Creation Partners LLP from October 2018 to present. Chairman of Primero Mining Corp from 2012 to 2018.

Committee Membership:

Audit Committee, Nominating and Corporate Governance Committee.

25 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Directors and Executive Officers | Directors Biographies

Rodney (Rod) Nunn	DIRECTOR
Citizenship: Canada

Rodney Nunn (75), joined the Board of Directors in March 2016. Mr. Nunn served as President and Chief Executive Officer of KSR International Co. from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR's production facilities are strategically located globally on four continents. KSR is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada) and sales are in Southfield, Michigan, USA. Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

Resides in: Chatham, ON, Canada
Director since: March 2016
Common Shares: -
Share Units: 135,950

Principal Occupation for Last 5 years:

President and Chief Executive Officer of KSR International Co.

Committee Membership:

Human Resources and Compensation Committee, Nominating and Corporate Governance Committee.

Peter Yu	DIRECTOR
Citizenship: U.S.

Peter Yu (57), joined the Board of Directors in January 2016. Mr. Yu is Founder and Managing Partner of Cartesian, a global private equity firm with more than $2.5 billion under management. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. Mr. Yu served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in: New York City, NY, U.S.A.
Director since: January 2016
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: Founder and Managing Partner of Cartesian Capital Group since 2006.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 26

Directors and Executive Officers | Executive Officers Biographies

Executive Officers Biographies
As of March 19, 2019 biographies for the Company's Executive Officers are as follows. For David M. Johnson, see information contained under the heading "Director Biographies".

James (Jim) M. MacCallum	ACTING CHIEF FINANCIAL OFFICER
Citizenship: Canada

James (Jim) M. MacCallum (49) was appointed acting Chief Financial Officer February 2019. Mr. MacCallum has been with Westport since August 2014 serving as Vice-President, Finance and Corporate Controller. In this role Mr. MacCallum led the corporate accounting and treasury functions. Prior to Westport, Mr. MacCallum held leadership roles at Amica Mature Lifestyles Inc., Absolute Software and Cisco Systems and was an audit manager with KPMG. He holds a BA in Economics from the University of British Columbia and completed the Advanced Management Program at Harvard Business School. Mr. MacCallum is a Chartered Professional Accountant and a Chartered Financial Analyst. Mr. MacCallum is a director of Music in the Morning and Co-Chair of the Finance Committee for the District of West Vancouver.

Resides in: West Vancouver, BC, Canada
Westport Fuel Systems since: August 2014
Common Shares: 2,869
Share Units: 37,500

Principal Occupation for Last 5 years:

Acting Chief Financial Officer since February 2019, Vice President, Finance and Corporate Controller of Westport Fuel Systems; Vice President, Finance for Amica Mature Lifestyles Inc.

James (Jim) Arthurs	EXECUTIVE VICE PRESIDENT, ELECTRONICS
Citizenship: Canada

Jim Arthurs (60) is Executive Vice President at Westport Fuel Systems. Mr. Arthurs joined Westport Fuel Systems in 2011 and has overseen the development of Westport’s heavy duty engine and fuel system technologies, including the High Pressure Direct Injection system. Mr. Arthurs also sits on the board of directors of Western Forest Products Inc., a TSX listed company. In November 2016, Jim took responsibility for the newly formed Electronics Group, with oversight of Electronic Control Unit hardware and software across Westport Fuel Systems. Jim is a Director of CWI, a joint venture company owned equally by Cummins Inc. and Westport Fuel Systems that designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Previously, Jim was President of CWI from 2012 to 2013 and led the development of the Cummins Westport ISX12 G natural gas engine. Prior to that, Jim was Vice President, Cryogenic Systems and Vice President, Operations for Westport. Prior to joining Westport, Jim was a Managing Partner and Co-Founder of i3 Transition Partners LLP, a management consulting firm that specialized in business assessments and helping companies plan for and implement strategic change. Over his career, Jim has held senior sales, operating and executive management positions at several companies including IBM and Weyerhaeuser. He is currently a member of the board of directors of Western Forest Products Inc., an integrated forest products company. Jim holds a BSc degree in Computer Science from the University of Calgary.

Resides in: North Vancouver BC, Canada
Westport Fuel Systems since: May 2011
Common Shares: 138,221
Share units: -

Principal Occupation for Last 5 years:

Executive Vice President, Electronics of Westport Fuel Systems since November 2016; Executive Vice President, Heavy Duty Systems of Westport Fuel Systems since January 2014; President of CWI. from January 2012 to December 2013; Vice President, Cryogenic Systems of Westport Fuel Systems from May 2011 to December 2012; Managing Partner and Co-Founder of i3 Transition Partners LLP (2009 to 2011).

27 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM

Directors and Executive Officers | Executive Officers Biographies

Massimiliano Fissore	SENIOR VICE PRESIDENT, INDEPENDENT AFTERMARKET & DOEM
Citizenship: Italy

Massimiliano Fissore (47) is Senior Vice President, Independent Aftermarket & DOEM at Westport Fuel Systems. Mr. Fissore joined Westport Fuel Systems in 2016 as part of the Fuel System Solutions and Westport merger. Since 2016, Mr. Fissore has served as CEO of the M.T.M. Srl subsidiary, responsible for the full management of the different businesses and divisions, including the subsidiaries located in South America and Asia. Previously he served in the role of General Manager, M.T.M. Srl from October 2014 to July 2016. He has spent most of his career in the alternative fuel industry, developing liquid petroleum gas (LPG) and compressed natural gas (CNG) products, technologies, and markets. He has spent a significant amount of time with BRC Gas Equipment and Zavoli, which are well established brands now owned by Westport Fuel Systems. From 2010 to 2014, Mr. Fissore was General Manager of the CNG Refueling Division of M.T.M. Srl, responsible for the development of the business of CNG compressor and refueling equipment branded Cubogas. In 2007, Mr. Fissore joined Zavoli and became CEO of Zavoli from 2007 to 2010. In 2003, Mr. Fissore joined McCormick Mexico, a subsidiary of Argo Tractors-an Italian company that produces agricultural tractors-and became CEO of McCormick Mexico from 2003 to 2007. From 1997 to 2003, Mr. Fissore was CEO of BRC Argentina and WMTM Brazil. He has a law degree from the University of Turin in Italy and currently also serves as Chairman of M.T.M. Srl (a Westport Fuel Systems company).

Resides in: Cherasco, Italy
Westport Fuel Systems since: June 2016
Common Shares: -
Share units: 114,853

Principal Occupation for Last 5 years:

Sr. Vice President, Independent Aftermarket and DOEM since 2018; CEO of M.T.M Srl. since 2016; Managing Director of M.T.M Srl.; from July 2016 to August 2018; General Manager of M.T.M. Srl. from October 2014 to July 2016 ; General Manager of the CNG Refueling Division of M.T.M. Srl. from April 2010 to September 2014.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 28

Directors and Executive Officers | Former Directors and Officers

Former Directors and Officers
Nancy Gougarty served as Westport Fuel Systems' Chief Executive Officer and Director during 2018 and Ashoka Achuthan and Michael Willis served as Chief Financial Officer, during 2018.

1.	Ashoka Achuthan resigned as the Company's Chief Financial Officer, effective June 11, 2018, Michael Willis was appointed Chief Financial Officer.

2.
Nancy Gougarty retired from the Company as Chief Executive Officer effective as at January 15, 2019 and stepped down from the Board of Directors at that time. David M. Johnson was appointed new Chief Executive Officer and joined the Board of Directors. The Corporation entered into a retirement agreement dated January 14, 2019 with Ms. Gougarty in connection with her retirement as the Corporation’s Chief Executive Officer.

3.	Michael Willis resigned as Westport Fuel Systems' Chief Financial Officer effective as at February 4, 2019. James M. MacCallum was named acting Chief Financial Officer at that time.

4.	Thomas Rippon retired from the organization as of December 31, 2018 and remains in an advisory role until the end of March 2019.
Former Directors and Officers Biographies

Nancy S. Gougarty	FORMER CHIEF EXECUTIVE OFFICER
Citizenship: U.S.

Nancy S. Gougarty (63), was appointed Chief Executive Officer of Westport Fuel Systems in July of 2016 and was a member of the Board of Directors until January 2019. Prior to her appointment, she was appointed President and Chief Operating Officer in July of 2013 and she served on the Board from February of 2013 to July of 2013. Ms. Gougarty served as the Vice President for TRW Automotive Holdings Corp. ("TRW") operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included Vice President of Product Planning, Business Planning and Business Development, and Vice President of Asia Pacific Braking, Steering, Electronics and Modules for Asia Pacific. Based at the Asia-Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's distinguished career began in 1978 when she started with General Motors Packard Electric Division as an industrial engineer. She later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was named Managing Director for GM's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries. After the successful post as the Director for Delphi Packard, Asia-Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty was certified Six Sigma Green Belt. She holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati. A community service advocate, she is a member of the board of TriMas Corporation and AB SKF.

Resides in: Leesville, SC, U.S.A.
Director since: July 2016 to January 2019; and Feb. 2013 to July 2013.
Common Shares: 324,124
Share Units: 1,909,219

Principal Occupation for Last 5 years:

Chief Executive Officer of Westport Fuel Systems July of 2016 to January 2019; President and Chief Operating Officer of Westport from July 2013 to July 2016; Vice President for TRW Automotive Holdings Corp. from 2005 to 2012.

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Directors and Executive Officers | Former Directors and Officers

Ashoka Achuthan	FORMER CHIEF FINANCIAL OFFICER
Citizenship: U.S.

Ashoka Achuthan (63) was appointed Chief Financial Officer from June 2014 to June 2018. Mr. Achuthan has been with Westport since November 2013 as Executive Vice President, Finance Operations. In this role, he oversaw all operational finance activities within Westport, including financial management of ongoing business operations as well as investments; financial planning, forecasting and reporting and developing and tracking key performance metrics. Prior to joining Westport, he was CFO at CODA Holdings Inc. ("CODA"), a private company that designs and manufactures electric cars, between 2011 and 2013, where he held full responsibility for all financial management aspects of the company including the initial public offering filing, organizational readiness for vehicle launch, supply chain management, and development of the battery based power storage business. His career includes over 20 years with Siemens in Asia, Europe and North America. His last position at Siemens was Executive Vice President and CFO of Siemens VDO Automotive Inc. where he helped drive profitability and grow the business from $1.2 billion to $3.2 billion in revenues between 2000 and 2005. Ashoka has also held roles as CFO at Cooper Power Systems Inc. between 2005 and 2008, CFO at ATC Technologies Corp between 2008 and 2010, and the CFO at Key Plastics LLC in 2010. Ashoka earned a Bachelor of Science degree from the University of Bombay, an MBA from Case Western Reserve University, and is a Chartered Accountant.

Resides in: Chicago, IL, U.S.A.
Westport Fuel Systems since: November 2013
Common Shares: 5,000
Share Units: 2,745

Principal Occupation for Last 5 years:

Chief Financial Officer of Westport Fuel Systems from June 2014 to June 2018; Executive Vice President, Finance Operations of Westport from November 2013 until June 2014; Chief Financial Officer of CODA Holdings Inc. from 2011 until 2013.

Michael J. Willis	FORMER CHIEF FINANCIAL OFFICER
Citizenship: Canada

Michael J. Willis (48) was appointed Chief Financial Officer June of 2018 and resigned in February 2019. Prior to joining Westport Fuel Systems, Mr. Willis served as CFO of Gevo, Inc., a Nasdaq-listed renewable chemical and advanced biofuels company, from 2013 to 2018. He joined Gevo in 2012 as Executive Vice President of Corporate Development and Strategy. Prior to Gevo, Mr. Willis served as Operating Principal at Virgin Green Fund, a growth equity fund focused on the renewable energy and resource efficiency sectors, from 2007 to 2013. From 2005 to 2007, Mr. Willis was part of the Virgin Group, initially joining as Investment Manager of Virgin Management Limited and later as Principal of Virgin Fuels. He worked in corporate development, finance, and strategy roles assisting several of Virgin’s portfolio companies in executing their growth strategies and corporate finance transactions at senior management and board levels. Mr. Willis’ career also covers private equity and investment banking roles in the United States and Canada, working with companies spanning the retail, consumer products, manufacturing, services and technology sectors. He holds an MBA from INSEAD in France and a Bachelor of Commerce from Queen’s University in Canada.

Resides in: Vancouver, BC
Westport Fuel Systems since: June 2018
Common Shares: -
Share Units: -

Principal Occupation for Last 5 years:

Chief Financial Officer of Westport Fuel Systems from June 2018 to February 2019; Chief Financial Officer of Gevo, Inc. from 2012 to 2018; Executive Vice President of Corporate Development and Strategy of Gevo Inc. (2012)

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 30

Directors and Executive Officers | Former Directors and Officers

Thomas G. Rippon	FORMER CHIEF TECHNOLOGY OFFICER AND EXECUTIVE VICE PRESIDENT
Citizenship: Dual Canada/U.S.

Thomas G. Rippon (64) retired from his position of Chief Technology Officer and Executive Vice President, held from 2016 to December 2018. Mr. Rippon joined Westport Fuel Systems in September 2013 as Vice President, Mining and Rail. Mr. Rippon's experience includes an extensive tenure at GM in both North America and Asia. Mr. Rippon’s career began in 1972 at GM on the assembly line, and from there he was successively promoted. From 2001 to 2011, Mr. Rippon held a number of executive roles responsible for powertrain activities, including building an engine plant capable of producing 350,000 engines per year. Mr. Rippon's last position at GM was Global Program Manager - Powertrain where he was responsible for overall program management of five different joint ventures located in China, Korea, India and Uzbekistan while overseeing more than $1 billion in capital investment. From January 2012 to August 2013, he held the roles of Vice President Engineering, Vice President, and Program Management Officer at CODA Automotive, where he had responsibility for program execution, standardizing process and procedures, and change management. Mr. Rippon is currently a member of the board of directors of CWI. He was active in his community and has served as a volunteer for organizations such as the American Women's Club, Boy Scouts of America, and YMCA.

Resides in: White Rock, BC, Canada
Westport Fuel Systems since: September 2013
Common Shares: 113,635
Share units: 51,647

Principal Occupation for Last 5 years:

Chief Technology Officer and Executive Vice President, Engineering of Westport Fuel Systems from September 2016 to December 2018; Executive Vice President, Engineering of Westport Fuel Systems since October 2014; Vice President, Mining and Rail of Westport Fuel Systems from 2013-2014; Vice President, Engineering and Program Management, CODA Automotive, Inc.

Shareholdings of Directors and Executive Officers
As of March 18, 2019, our Board members and executive officers as a group beneficially owned, directly or indirectly, 373,744 of our Common Shares, representing approximately 0.28% of the 133,491,669 Common Shares outstanding on such date.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as described below, none of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or CFO of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or chief financial officer; or (ii) was subject to such an order that was issued after the director or executive officer ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or chief financial officer.
Other than as described below, none of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer or chief financial officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On May 1, 2013, CODA, a private company that designs and manufactures electric cars, filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the District of Delaware. Mr. Achuthan was the Chief Financial Officer of CODA between November 2011 and July 2013. CODA has since emerged from bankruptcy.
February 9, 2017, Home Capital Group Inc. (“Home Capital”) received an enforcement notice from Staff of the Ontario Securities Commission (“OSC”) relating to its disclosure in 2015. Ms. Eprile formerly chaired the board of Home Capital Group, having joined as a director in May of 2016. On April 19, 2017, the OSC issued a Statement of Allegations and Notice of Hearing against Home Capital. On June 14, 2017, the Company announced that it had reached two settlement agreements which together comprised a global settlement with the OSC and with respect to the Class Action. The settlements were subject to the approval of the OSC and the court.

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Directors and Executive Officers | Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflict of Interests
Ashoka Achuthan, former Chief Financial Officer of Westport Fuel Systems, has been served on the board of directors of CWI with effect from January 1, 2014 and WWI from December 2013, however, he stepped down from those positions following his resignation in June 2018.
James (Jim) Arthurs, an Executive Vice President of Westport Fuel Systems, has been serving on the board of directors of CWI as a director since January 1, 2014. He had also served as the Chairman from January 1, 2015 to January 1, 2018 while remaining on the board of directors.
Bart van Aerle, an officer of Prins Autogassystemen B.V., a subsidiary of Westport Fuel Systems, has been serving on the board of directors of CWI since January 1, 2018.
James (Jim) Mancuso, a General Manager within Westport Fuel Systems, has been serving on the board of directors of CWI since November 2018.
James (Jim) MacCallum, an acting officer of Westport Fuel Systems, has been serving on the board of directors of CWI since February 2019.
In addition, on January 11, 2016, Pangaea Two Management, LP, Pangaea Two Acquisition Holdings XIV, LLC and Pangaea Two Acquisition Holdings Parallel XIV, LLC (the "Pangaea Affiliates") provided $17.5 million to Westport in exchange for a percentage of amounts payable until 2025 to Westport Fuel Systems on select HPDI and joint venture products. On April 20, 2016, the Pangaea Affiliates provided an additional $6.3 million to Westport Fuel Systems in exchange for a derivative economic interest in Westport Innovations (Hong Kong) Limited. On June 1, 2016, the Pangaea Affiliates provided $17.5 million to Westport Fuel Systems in exchange for a convertible promissory notes. Each of the Pangaea Two Management, LP, Pangaea Two Acquisition Holdings XIV, LLC and Pangaea Two Acquisition Holdings Parallel XIV, LLC is an affiliate of Cartesian, an entity for which Peter Yu serves as founder and Managing Partner.
Certain directors and officers of Westport Fuel Systems may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF, including that Mr. Yu is the Managing Partner of Cartesian, an entity which has a significant existing investment in the Company. Westport Fuel Systems and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will communicate such conflict to the Board and abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport Fuel Systems will establish a special committee of Independent Directors to review a matter in which directors, or Management, may have a conflict. In accordance with the Business Corporations Act (Alberta), the directors of Westport Fuel Systems are required to act honestly, in good faith and in the best interests of Westport Fuel Systems. In determining whether or not Westport Fuel Systems will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Westport Fuel Systems, the degree of risk to which Westport Fuel Systems may be exposed, and its financial position at that time. Other than as indicated, Westport Fuel Systems has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport Fuel Systems or any of its subsidiaries and any director or officer of Westport Fuel Systems or of any of its subsidiaries.

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Risk Factors

Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects.
Risks Related to our Business
A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate or certain products may not achieve widespread adoption.
Engines with alternative fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Our proprietary technologies have been demonstrated in heavy-duty trucks, medium-duty, light-duty vehicles and HHP applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
Many of our fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, customers will be unlikely to buy products containing our fuel systems.
Our growth is dependent on natural gas refuelling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in many jurisdictions, including Canada and the U.S. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
The acceptance of natural gas-fuelled engines by customers depends in large part on the price differential between natural gas, diesel and gasoline fuels. Despite current oil price volatility tied to an overabundance of supply, natural gas and LPG has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies. There can be no assurance that natural gas or LPG will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt gaseous fuels as an energy solution in the short term.
Additionally, we currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the U.S. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent

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Risk Factors | Risks Related to our Business

industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
We continue to incur losses, require working capital and capital growth and may not be able to access the capital we need.
We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. While we have undertaken significant efforts to reverse this, we cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.
Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development ("R&D") projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada's Corruption of Foreign Public Officials Act, and similar foreign anti-corruption laws.
The U.S. Foreign Corrupt Practices Act ("FCPA"), Canada's Corruption of Foreign Public Officials Act ("CFPOA") and similar anti-corruption laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the Company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the U.S. Securities and Exchange Commission ("SEC") and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries which are viewed as high risk for the purposes FCPA and CFPOA compliance. Our Code of Conduct , Anti-Corruption and Prevention of Bribery Principles and related Anti-Corruption and Bribery policies mandate compliance with anti-corruption laws. We have instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-corruption policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport Fuel Systems business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA and CFPOA compliance policies and training programs, which could have a material impact on our business. One such investigation by the SEC is currently ongoing. As the Corporation has previously disclosed, the Enforcement Division of the SEC has issued subpoenas to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and the Corporation's compliance with the FCPA and securities laws related to disclosures in SEC filings in connection with the Westport Fuel Systems operations in China. The investigation being conducted by the SEC has required and will continue to require significant resources to be expended by the directors, officers and employees of the Corporation. The diversion of such resources could materially affect the ability of the Corporation to conduct its operations in the normal course of business. In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts which may have violated the FCPA or CFPOA. Violations of the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-corruption laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations. See "Legal and Regulatory Proceedings".

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Risk Factors | Risks Related to our Business

Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures.
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior Management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.
We are dependent on relationships with strategic partners.
Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.
Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

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Risk Factors | Risks Related to our Business

We could be adversely affected by the operations of our joint ventures and joint venture partners.
We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, U.S. and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, U.S. and local laws, we cannot assure you that our internal control policies and procedures will always protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other GHG. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed

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Risk Factors | Risks Related to our Business

frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

(i)
any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

(ii)	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

(iii)	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

(iv)	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

(v)	any of our trade secrets will not be learned independently by our competitors; or

(vi)
the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our

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Risk Factors | Risks Related to our Business

involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to SI natural gas engine OEMs and aftermarket kit providers. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies (such as fuel cells and electric), including other fuel systems and in particular increased competition with respect to SI natural gas engine OEMs, natural gas tanks and aftermarket kit providers. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
Potential fluctuations in our financial results make financial forecasting difficult.
We expect our revenues and results of operations to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our R&D programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current R&D programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

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Risk Factors | Risks Related to our Business

Sustained negative economic factors could negatively impact our business.
Global economic factors beyond our control such as sustained and far reaching negative economic factors, more restrictive access to credit markets, current state of the energy markets and low fuel price differential, or other broad economic issues may negatively affect the market, and reduce demand for our products as partners and potential customers defer replacing or expanding their fleets. Natural gas and oil prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of this commodity due to the current state of the world economies, energy infrastructure and other factors. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
Warranty claims could diminish our margins.
There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the Westport™ WiNG System, our first generation of Westport™ HPDI systems and Westport HPDI 2.0™ from which to make our warranty accrual estimates.
We may have difficulty managing faster than anticipated product expansions.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. In particular, achieving the full benefit of the Merger with Fuel Systems depends, in part, on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.
We are dependent on our relationship with Cummins for CWI profits and cash flows.
CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be

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Risk Factors | Risks Related to our Business

able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI's business and financial results.
Under the Amended JVA, while Cummins has been subject to exclusivity restrictions that generally limit Cummins' ability to compete against CWI in North America in respect of SI natural gas or propane products within the displacement range of the products covered by Amended JVA ("CWI Products"), as of February 2017, Cummins has been permitted to market and sell a SI natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI's assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI's sales of CWI Products and on CWI's financial results.
Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI's market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI's business and financial results.
The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the Common Shares of CWI, any material change in the nature or scope of CWI's business, requires each of Westport's and Cummins' approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI's business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport's cash flows and liquidity.
The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.
We could be adversely affected by risks associated with acquisitions.
We have historically and may, in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on Management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of Management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract Management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

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Risk Factors | Risks Related to our Business

We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2017, the U.S. dollar depreciated against the Canadian dollar and the Euro.
We are at risk of cyber based attacks.
Westport Fuel Systems information technology systems serve an important role in the operation of its business. Westport Fuel Systems relies on various technologies to operate its production facilities, interact with customers, vendors and employees and to report on its business. Interruption, failure or unsuccessful implementation and integration of Westport Fuel Systems information technology systems could result in material and adverse impacts on the Company’s financial condition, operations, sales, and reputation and could also result in damage to Company operations. Westport Fuel Systems information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Any such interruption or failure could result in operational disruptions or the misappropriation of sensitive or proprietary data that could subject Westport Fuel Systems to civil and criminal penalties, litigation or have a negative impact on the Company’s reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact the Company’s cash flows and have a material adverse effect on its business, operations, financial condition and operational results. Although to date Westport Fuel Systems has not experienced any material losses relating to cyber risks, there can be no assurance that Westport Fuel Systems will not incur such losses in the future. Westport Fuel Systems risk and exposure cannot be fully mitigated due to the nature of these threats. Westport Fuel Systems Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage or unauthorized. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "MARKET FOR SECURITIES" for the 52-week trading price of our Common Shares.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our Management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and may never pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

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Risk Factors | Risks Related to our Business

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our Board may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a PFIC, U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts

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Risk Factors | Risks Related to our Business

against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.
Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter, which is attached as Schedule "A".
Composition
Each member of the Audit Committee is financially literate and has the ability to perform his or her responsibilities as a member on the Audit Committee based on his or her education and experience, as highlighted in the Director Biographies.

Audit Committee Member	Independent
Michele Buchignani	Yes
Brenda Eprile	Yes
Tony Harris	Yes
Colin Johnston	Yes
Scott Mackie	Yes
Wade Nesmith	Yes
Reliance on Certain Exemptions
At no time since the commencement of Westport Fuel Systems most recently completed financial year has the Company relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of Westport Fuel Systems' most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

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Non-audit Services

Non-Audit Services
The SEC rules on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective the Preapproval Policy as part of the Audit Committee Charter. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.
Principal Accountant Fees and Services
The following table shows the aggregate fees billed to the Company by KPMG LLP, in its capacity the Company's independent registered public accounting firm. The following tables are shown in Canadian dollars.

PRINCIPAL ACCOUNTANT FEES & SERVICES in Canadian Dollars
	12/31/2018	12/31/2017
Audit Fees	$1,767,750	$1,733,563
Audit-Related Fees	—	—
Tax fees	6,860	6,895
All Other Fees	—	—
Total	$1,774,610	$1,740,458
Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant. Fees disclosed under this category are for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant KPMG LLP. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant KPMG LLP, for which there were none. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees and tax fees above.
Legal and Regulatory Proceedings
As disclosed in the Company’s previous management discussion and analysis filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The company has completed its response to those subpoenas. No new subpoenas have been received since August 2, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC's investigation. To date our management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and our requirements in response thereto could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. While we cannot estimate our potential exposure, if any, in these matters at this time, we have already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend significant amounts to conclude the SEC investigation. During the

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Legal and Regulatory Proceedings

year ended December 31, 2018, we recorded expenses related to the SEC investigation of $10.0 million, net of expected insurance recoveries, and to date have recorded aggregate net expenses related to such investigation of $11.8 million. Although we maintain insurance that may cover some of these expenses, and we have given notice to our insurers of the matter, there is a risk that a substantial portion of the overall expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, no director or officer of Westport Fuel Systems, no person or company beneficially owning, or controlling or directing, directly or indirectly, more than ten percent (10%) of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Material Contracts
EDC Loan Agreement
Export Development Canada ("EDC") is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. In order to bolster liquidity and support the Westport HPDI 2.0™ program launch and commercialization, Westport Fuel Systems entered into a $20 million secured term loan agreement on December 20, 2017 with Export Development Canada. The secured term loan matures on December 31, 2021 with quarterly principal repayments which increase annually. There is an initial interest rate of 9% plus fees, with the rate reducing to 6% upon achieving certain milestones. The loan is initially secured by the pledge of shares in certain Westport Fuel Systems subsidiaries which will be released when Westport Fuel Systems is able to pledge the assets related to the program to EDC. The facility limits Westport Fuel Systems ability to incur additional indebtedness, encumber assets and pay dividends. Westport Fuel Systems has agreed to use certain amounts received pursuant to the CWI joint venture to prepay the EDC facility. A copy of the EDC Loan Agreement is available on SEDAR at http://www.sedar.com.
Cartesian
Mr. Peter Yu, a director of Westport Fuel Systems, is the founder and managing partner of Cartesian. On January 11, 2016, Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture income through 2025. On April 20, 2016, Westport announced that it had sold a derivative economic interest in Westport HK to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment.Westport received an additional $17.5 million from Cartesian in consideration for the issuance by Westport Fuel Systems of convertible notes (the "Convertible Notes") to Cartesian upon completion of the Merger with Fuel Systems. The Convertible Notes bear interest at 9% and have a five-year term. The Convertible Notes are convertible into Common Shares by dividing the principal and interest outstanding by a valuation price of $2.31. A copy of the Cartesian Agreement is available on SEDAR at http://www.sedar.com.
Amended and Restated Joint Venture Agreement
Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement and Westport agreed in the Amended JVA to focus CWI's future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.
The Amended JVA defines CWI's market as sales of CWI Products manufactured in the U.S.A, Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to the local production of CWI Products in India and/or China for those local markets for up to three years following the effective date of the Amended JVA.
During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI Products outside of North America. CWI Products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI Products from 5.9 up to 10 litres regardless of where they are sold in the world or how they are branded. Revenue on the sale of the 11.9 litre CWI Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 litre CWI Product outside of North America and Australia.
Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA. Cummins has also agreed not to market or sell a SI natural gas engine of 13 litres or less that is a derivative of the ISX12 G platform, or any SI natural gas or propane engine that falls within the displacement range of the CWI Products in North America. However, after the first five years of the Amended JVA term, Cummins may produce and sell a SI natural gas or propane engine for the North American market that falls within the displacement range of the CWI Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the effective date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.
Under the Amended JVA, in the event CWI's annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI's net income based on the amount by which CWI's actual annual revenue exceeds its baseline revenue level for such year and the applicable party's share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). Net income remaining

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Material Contracts | Amended and Restated Joint Venture Agreement

after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI board of directors after considering CWI's business outlook, cash position and future liabilities.
The Amended JVA will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA. The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.
In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.
Pursuant to the Amended JVA, certain actions require unanimous approval of CWI's board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI's business and the addition of new products to CWI's business. See "Risk Factors - We are dependent on our relationship with Cummins for CWI profits and cash flows."
A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also "CUMMINS WESTPORT INC. JOINT VENTURE" and "RISK FACTORS" in this AIF for a description of the Amended JVA.

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Interests of Experts

Interests of Experts
KPMG LLP, our independent registered public accountants, have audited our consolidated financial statements for the year ended December 31, 2018. As at the date hereof, KPMG LLP has confirmed that it is independent with respect to Westport Fuel Systems within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and also that they are independent registered public accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.
Additional Information
Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at www.sedar.com.
Additional financial information is contained in our financial statements and Management's Discussion & Analysis for the year ended December 31, 2018, which are incorporated herein by reference and form an integral part of this AIF. Additional information relating to Westport Fuel Systems may be found on SEDAR at: www.sedar.com.

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Schedule A: Audit Committee Charter

Schedule "A": Audit Committee Charter
Purpose
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“Westport Fuel Systems”), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•	the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

•	the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport Fuel Systems management (“Management”);

•	the understanding of risks, specifically around financial reporting;

•	the promotion of legal and ethical conduct and compliance with legal and regulatory requirements;

•	the independence and qualifications of the external auditors; and

•	the performance of Westport Fuel Systems internal audit function and external auditors.
Authority
The Committee has unrestricted access to Westport Fuel Systems personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain independent counsel and other professional advisors at Westport Fuel Systems expense. The Committee shall set the compensation, and oversee the work, of any such outside counsel and other advisors retained by the Committee.
The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee. The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
Limitations of the Audit Committee’s Role
While the Committee has the responsibilities and powers set forth in this Audit Committee Charter (this “Charter”), it is not the duty of the Committee to plan or conduct audits or to determine that Westport Fuel Systems financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
Composition
The Committee shall consist, at a minimum, of three members of the Board each of whom shall be affirmatively determined to be financially literate by the Board, one of whom shall be designated the Chair (the “Committee Chair”), as annually appointed by the Independent Directors (as defined in the Charter of the Board) (the “Independent Directors”). The Committee shall be composed solely of Independent Directors, at least ¼ of which are resident Canadians. Unless approved by the Board Chair, no Director may serve on the Committee if, including the membership on the Committee, they sit on more than three public company audit committees. No member of the Committee shall have participated in the preparation of Westport Fuel Systems or any of its subsidiaries’ financial statements at any point during the last three years. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. The Board shall give consideration to the periodic rotation of Committee membership as well as the Committee Chair (as part of the annual committee chair appointment process or at such other times as the Chair, or Lead Director, as applicable, sees fit).

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Schedule A: Audit Committee Charter

Meetings
Regular meetings of the Committee shall be held at least four times per year at such times and places as it deems necessary to fulfill its responsibilities. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as Westport Fuel Systems other financial disclosures and related compliance matters. Additional meetings may be called as often as the Committee deems necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee. The Committee is governed by all other procedural rules regarding meetings, actions without meetings, notice and waiver of notice as are applicable to the Board.
The Committee Chair shall, in consultation with the Board Chair or the Lead Director, as applicable, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee and the Corporate Counsel of Westport Fuel Systems shall also meet in executive session to review legal matters that, in the Corporate Counsel’s or the Committee’s opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or Lead Director, as applicable, or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport Fuel Systems, or the equivalent position if applicable, and available to all Board members.
The Committee is charged with the following specific responsibilities:
1. The Committee’s Relationship With the External Auditors
The Committee is responsible for recommending to the Board:

•
the selection of an independent, registered, external auditor for the purpose of auditing Westport Fuel Systems annual financial statements, books, records, accounts and internal controls over financial reporting;

•	the retention of such external auditor;

•	the compensation of the external auditor; and

•
the selection, retention, compensation and oversight of any other registered public accounting firm engaged for the purpose of preparing or issuing audit reports or performing any other audit, review, or attest services for Westport Fuel Systems.

The Committee shall evaluate, at least on annual basis, the qualifications, performance and independence of the external auditors. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport Fuel Systems and Westport Fuel Systems subsidiaries, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.
With regard to overseeing the work of external auditors, the Committee is responsible for the following activities:

•	approving the audit scope and engagement fees;

•	reviewing the results of their work;

•	pre-approving any non-audit services or delegating such authority to the Committee Chair;

•	establishing policies and procedures for the Committee’s pre-approval of permitted services on an on-going basis;

•	evaluating their performance; and

•	resolving any disagreements between Management and external auditors regarding financial reporting.

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Schedule A: Audit Committee Charter

Westport Fuel Systems external auditors shall report directly to the Committee. The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the most recent internal quality control review, peer review, the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm, (c) any steps taken to deal with any such issues and (d) all relationships between the external auditors and Westport Fuel Systems or any of Westport Fuel Systems subsidiaries. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport Fuel Systems internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport Fuel Systems; and (g) significant changes to Westport Fuel Systems auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with the external auditors and Management (a) all critical accounting policies and practices to be used in an audit; (b) any issues and disclosure requirements regarding (1) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (2) any off-balance sheet arrangements and (3) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk; (c) other material written communications between the auditors and Management; and (d) any other matters required to be discussed by Public Company Accounting Oversight Board Auditing Standards No. 1301, Communications with Audit Committees.
The Committee shall monitor the audit partners’ rotation required by law.
2. Oversight of Risk Management Processes
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:

•	have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport Fuel Systems; and

•	assess, as part of its oversight of the system of internal controls, the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.
3. Oversight of Internal Control
The Committee shall have the responsibility to review and monitor that Management has designed and implemented an effective system of internal control over financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
The Corporate Counsel of Westport Fuel Systems shall advise the Committee and the Board with respect to Westport Fuel Systems policies and procedures regarding compliance with applicable laws and regulations and with Westport Fuel Systems Code of Conduct and Employee Handbook. Such advisement shall also include the policies and procedures relating to Section 5 of this Charter pertaining to any subsidiaries controlled by Westport Fuel Systems.
The Committee shall also review and approve Westport Fuel Systems policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

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Schedule A: Audit Committee Charter

4. Oversight of Continuous Disclosure Reporting
Prior to any disclosure, the Committee shall review the following:

•
the draft or final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•	other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
The Committee shall recommend to the Board the approval of the final annual financial statements and related MD&A.
In each instance where a draft is reviewed, the CFO of Westport Fuel Systems shall affirm, in writing or via E-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.
In discharging its responsibilities, the Committee will review:

•	all critical accounting policies and practices used or to be used by Westport Fuel Systems, and changes in the selection and application of accounting principles;

•	significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•
analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.
The Committee shall also establish a process to receive, retain and treat complaints received by Westport Fuel Systems and the related companies referred to in Section 5 of this Charter regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport Fuel Systems employees of questionable accounting and auditing matters. In this regard, the Committee shall have responsibility for the implementation and periodic review and amendment of Westport Fuel Systems whistleblower policy. This process and the referenced whistleblower policy will be reviewed annually.
Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport Fuel Systems.
5. Related Companies Financial Results
The audited consolidated financial statements of Westport Fuel Systems may include the results of other companies, in whole or in part, in which Westport Fuel Systems maintains an equity interest. In addition, an investor company may include the disclosure of Westport Fuel Systems results or the results of a joint venture. The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Committee shall satisfy itself that Westport Fuel Systems consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6. Related Party Transactions
The Committee shall review, approve, or ratify, any transaction between Westport and any related person (as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended) on an ongoing basis.
7. Internal Audit Oversight and Responsibilities
The Committee shall:

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Schedule A: Audit Committee Charter

•	review and approve Westport Fuel Systems internal audit department’s annual audit plan and all major changes in the plan;

•	review and discuss with the internal auditors the scope, progress and results of executing the internal audit plan;

•	receive reports on the status of significant findings, recommendations and Management’s responses;

•	review the reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department;

•	review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director who shall have direct access to the Committee; and

•	review the annual performance of the internal audit function.
8. Approval of Audit and Permitted Non-Audit Services Provided by the External Auditors
Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Committee pre-approvals of proposed audit and permitted non-audit services as they arise.
Any proposed audit and permitted non-audit services to be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Committee. The Chief Financial Officer of Westport Fuel Systems, or his delegate, shall act as the primary contact to receive and assess any proposed engagements from the external auditors. The Committee shall not approve any non-audit services to be provided by the external auditors to Westport Fuel Systems where either: (i) the sum of non-audit fees are expected to exceed the sum of audit fees, audit-related fees and tax compliance/preparation fees; or (ii) the sum of audit fees and audit-related fees is expected to total less than 50% of Westport's overall fees payable to Westport Fuel Systems external auditor (excluding fees resulting from one time transactions).
The Committee is also authorized to approve non-audit services that may be provided by a party that is not the external auditors. Examples may be a quarterly review or consulting advice relating to the quarterly financial statements (which the Committee may approve without committing Westport Fuel Systems to have a quarterly review of the financial statements on an ongoing basis), tax advice and tax consulting services, or any other consulting services that the Committee determines that it will obtain from any party that is not the external auditors.
In the majority of such instances, proposals may be received and considered by the Chair (or such other member of the Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Committee. The Chair will then inform the Committee of any approvals granted at the next scheduled meeting.
9. Other Responsibilities

A.
Review of Charter. The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.

B.
Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the Nominating and Corporate Governance Committee.

C.
Annual Communication Regarding Significant Disagreements. The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

D.
Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 52

Schedule B: Forward Looking Information

Schedule "B": Forward-Looking Information
Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:

•
Westport Fuel Systems Inc. High Pressure Direct Injection 2.0 ("Westport HPDI 2.0™) providing original equipment manufacturers ("OEMs") with vertically integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" , "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS" and "PRODUCTS - WESTPORT HPDI 2.0™);

•
Westport HPDI 2.0™ providing integration into OEM operations and providing an attractive way to reach scalable volume deliveries (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS", and "RISK FACTORS");

•
the future demand for Cummins Westport Inc. ("CWI") products and Westport Fuel Systems Inc. products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

•
our ability to successfully launch new technology and market initiatives and integrate our products into existing engine OEM products, including: (set out, for example, under the headings "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS", "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS", and "RISK FACTORS");

•
the manufacture of Westport HPDI 2.0™ system components (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS");

•
CWI's focus on sales in North America with engines manufactured in Rocky Mount, North Carolina and Jamestown, New York (set out, for example under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS - CUMMINS WESTPORT JOINT VENTURE");

•
our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - INTELLECTUAL PROPERTY", and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•
our capital expenditure and investment programs (set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

•
the future desirability and use of alternative fuel sources within the transportation industry and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Sustained negative economic factors could negatively impact our business" and "Fuel price differentials are hard to predict and may be less favourable in the future");

•
ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example, under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS", we make statements throughout these sections regarding such relationships, and under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners", and future development program expectations under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS- CORPORATE AND TECHNOLOGY INVESTMENTS");

•
potential disputes regarding the rights and obligations of the parties and which may in the future arise under our agreements with our strategic partners (set out, for example, under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners",

•
our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY",

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Schedule B: Forward Looking Information

"BUSINESS OVERVIEW - COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading "We currently face, and will continue to face, significant competition");

•
continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•
profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Warranty claims could diminish our margins" and "We have foreign currency risk");

•
the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

•
increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

•	increasingly stringent environmental and emissions regulations in the future (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

•
our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");

•
demand for engines incorporating our technologies (as set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•	the timing of commissioning of liquefied natural gas ("LNG") refuelling stations (as set out, for example, under the heading "RISK FACTORS");

•
our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, "RISK FACTORS", particularly under "Warranty claims could diminish our margins" and in Schedule "A" entitled "AUDIT COMMITTEE CHARTER" and in our quarterly and annual financial statements);

•
the ability of our products to adapt to the use of renewable natural gas ("RNG") and manufactured fuels, including hydrogen, as fuels and our ability to offer and develop related technologies (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY" and " PRODUCTS OEM");

•
our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS", "GENERAL DEVELOPMENTS - STRATEGY", "GENERAL DEVELOPMENTS - MARKET OVERVIEW" and "BUSINESS OVERVIEW - COMPETITIVE CONDITIONS");

•	our future growth and expected changes to the transportation sector as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY";

•	our ability to predict if or when we will operate profitably or generate positive cash flows as set out for example, under the heading "We have incurred and continue to incur losses".

•
our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "BUSINESS OVERVIEW - SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");

•	the strategy of our Transportation segment and resulting growth in market share (as set out, for example, under the heading "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS");

•	the expansion of existing relationships with truck and engine OEM (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL INFORMATION FORM | 54

Schedule B: Forward Looking Information

•
expansion of alternative fuel product offerings to develop and supply high pressure components to OEM partners (as set out, for example, under the heading BUSINESS OVERVIEW - OPERATING BUSINESS UNITS");

•
expected fluctuations in our revenues and results of operations (as set out, for example, under the heading "RISK FACTORS", particularly under the subheading "Potential fluctuations in our financial results make financial forecasting difficult").

Such statements reflect Westport Fuel Systems management's ("Management") current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•
market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "Certain of our products may not achieve widespread adoption");

•
product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers" and "Our limited production trials, commercial launch activities and field tests could encounter problems");

•
changing environmental regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Changes in environmental and regulatory policies could hurt the market for our products");

•
the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We are dependent on relationships with strategic partners" and "We are dependent on our relationship with Cummins for CWI profits and cash flows");

•
the success of our business partners and OEM with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");

•
future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "We may be unable to raise additional capital", "Potential fluctuations in our financial results make financial forecasting difficult", "Business benefits from availability of government incentives - United States" and "Business benefits from availability of government incentives - The rest of the world");

•
competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheading "We currently face, and will continue to face, significant competition");

•
price differential between compressed natural gas ("CNG"), LNG and liquid petroleum gas ("LPG") relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Fuel price differentials are hard to predict and may be less favourable in the future");

•
limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");

•
potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

•
limitations in the development of natural gas refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned");

•	the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");

•
there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from

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Schedule B: Forward Looking Information

our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");

•
our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We have foreign currency risk", "If we do not properly manage foreign sales and operations, our business could suffer", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada's Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures");

•
other risks relating to our common shares ("Common Shares") including the ability of the Board to issue preferred shares at its discretion discussed in more detail in this AIF under the heading "Description of Capital Structure", under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a passive foreign investment company ("PFIC") United States ("U.S"). holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us" and;

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risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, as discussed in more detail in this AIF under the heading "Conflict of Interests"

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.

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